SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2007

Magyar Telekom Plc.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Announcement
of Magyar Telekom Plc.
Hungary’s leading telecommunications company

The Board of Directors of Magyar Telekom Telecommunications Public
Limited Company (headquarters: 1013 Budapest, Krisztina krt.55.)
hereby notifies Shareholders that the Company

will hold

its Extraordinary General Meeting
at 10.00 a.m. on June 29, 2007

Venue of the General Meeting:

The headquarters of the Company, Tölösi Conference Center
Budapest I., Krisztina krt. 55.

Way of organizing the General Meeting: participation in person.

Agenda of the General Meeting:

1.	Modification of the Articles of Association of Magyar Telekom Plc.
2.	Briefing to shareholders about the transformation of the Company, T-Online Magyaroszág Plc. and Emitel Plc.
3.	Report of the independent auditor on the transformation of the Company and the declaration that the planned transformations do not endanger the fulfillment of the creditor’s claims towards the Company
4.

Comments of the Supervisory Board on the draft asset balances and draft asset inventory of the companies under transformation and on the draft asset balance and draft asset inventory of the legal successor

5.	Decision on the approval of the written report of the senior officers
6.	Decision on the amount of asset proportion payable for the shareholders who do not wish to participate in the legal successor and on the order of settlement with the departing shareholders

7.	Identification of the shareholders who do not wish to participate in the legal successor and of their shares
8.	Counting of the shareholders who do not wish to participate in the legal successor and count of their shares
9.	Decision on the draft asset balance and asset inventory of Magyar Telekom Plc. as the legal successor
10.	Decision on the transformation, approval of the Demerger Agreement and of the Upstream Merger Contract
11.	Nomination of Members of the Board of Directors and of the Supervisory Board of Magyar Telekom Plc. as the legal successor company
12.	Decision on the approval of the modification of the Articles of Association of Magyar Telekom Plc. related to the transformation
13.	Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)           Shareholders participating in person identify themselves with their identity card whereas their ownership is certified through the ownership certificate issued by their custodian. Shareholders registered in the Stock Registry but not being able to present their ownership certificate may participate the General Meeting but may not exercise their voting and proposal rights.

b.)          The proxy shall be set forth in a public instrument or a private document of full probative force. The proxy shall be presented to the representative of the Board of Directors prior to the commencement of the General Meeting. Regarding ownership certificates the provisions of Section a) shall prevail.

c.)           Custodians, registered in the Stock Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Stock Register at least six (6) working days prior to the date of the General Meeting (i.e. latest by 2007, June 21) and froze their shares up until the day of the GM (including the day of the GM).

In order to register the shareholders in the Stock Registry Magyar Telekom shall require an Owners Compliance for its issued ordinary shares with the face value HUF 100 ISIN code: HU0000073507 from KELER Ltd. as of June 20, 2007. The registry of shareholders in the Stock Registry and the freezing of shares shall be arranged by their respective custodians - on the basis of the relevant assignment of the shareholder. Shareholders are informed by their custodians about the deadline of being registered in the Stock Register. The Company shall not be held liable for the due performance or failure to perform such assignments given to custodians and for the relevant consequences.

We wish to remind our shareholders that the registration will take place from 8 a.m. to 9.30 a.m. In the case of registration after the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to June 29, 2007 at 12 a.m. with the same agenda to the above specified place. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

The Board of Directors of
Magyar Telekom Telecommunications Public Limited Company

Announcement on the place of availability of the documents of the
General Meeting

We wish to inform our shareholders that the submissions prepared in writing of the Annual General Meeting to be held as of June 29, 2007 are available from May 30, 2007 at the customer service office of KELER Ltd. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. - 3 p.m., on the web site of Magyar Telekom Plc. (www.magyartelekom.hu) and the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (June 29, 2007 8 a.m.).

Budapest, May 29, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By: ______________________________
Szabolcs Czenthe
Director, Investor Relations

Date: May 29, 2007